EXHIBIT 99.1

Positive Phase 1 Clinical Data of MTX110 in DMG Brain Cancer Demonstrating Increased Survival Presented at ISPNO 2024

July 2, 2024

Biodexa Pharmaceuticals PLC

Positive Phase 1 Clinical Data of MTX110 in DMG Brain Cancer Demonstrating Increased Survival Presented at ISPNO 2024

After Only Two Infusions and Two Patients at Optimal Dose,
Median Overall Survival Across all Patients was 16.5 Months
(vs 10.0 Months in Historical Reference Cohort)

(DATELINE) JULY 2 -- Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announces data from a Phase 1 study of MTX110 in Diffuse Midline Glioma (“DMG”) f/k/a Diffuse Intrinsic Pontine Glioma, or DIPG, an orphan pediatric brain cancer were presented over the weekend at the 21st International Symposium on Pediatric Neuro-Oncology (ISPNO 2024) in Philadelphia, PA.

Results of the Phase 1 study
Overall, the treatment was well tolerated by patients. There was one Grade 4 adverse event assessed by the investigators as unrelated to the drug but related to the infusion and tumor anatomy. Most other adverse events were related to infusion and were deemed Grade 2 to 3.

Although the study was not powered to reliably demonstrate efficacy, median progression free survival (PFS) was 10 months (range 8 to 20 months) and overall survival (OS) of patients in the study was 16.5 months (range 12 to 35 months). This compares favourably with median OS in a cohort of 316 cases of 10.0 months (Jansen et al, 2015. Neuro-Oncology 17(1):160-166).

Design of the Phase 1 study
The open label investigator-initiated study was conducted by Columbia University Irving Medical Center in patients newly diagnosed with DMG. Patients were administered MTX110 via convection enhanced delivery (“CED”) using a subcutaneous pump connected to a catheter directly implanted into the pons in a 3+3 dose-escalating design (NCT 04264143).

As this was the first ever study of repeated infusions to the pons via an implanted CED catheter, the primary endpoint of the study was to evaluate the safety and maximum tolerated dose with secondary endpoints of Progression Free Survival and Overall Survival.

The number of infusions was limited to two, each of 48 hours, seven days apart. Nine patients were treated in the study (30 M group, n=3; 60 M group, n=4; 90 M group (optimal dose), n=2). Although the study was not powered to reliably demonstrate efficacy, median overall survival (OS) of patients in the study was 16.5 months. This compares favourably with median survival rate in a cohort of 316 cases of 10.0 months (Jansen et al, 2015. Neuro-Oncology 17(1):160-166).

MTX110 in DMG
In October 2020, the Company announced headline results from a Phase I study at the University of California, San Francisco (“UCSF”) in patients with DMG (the “UCSF study” NCT03566199).

The primary endpoint of the study was to determine the dosage regimen to be used in a proposed Phase II study of the safety and efficacy of MTX110 in patients with DIPG. Preliminary high-level data from the UCSF study supports a dose of between 60µM and 90µM of MTX110, depending upon patient tolerance over the course of 12 infusions in Phase II.

In total, seven patients were recruited into the UCSF study. Patients were newly diagnosed with DMG and received focal external beam radiation therapy four to 14 weeks before commencement of MTX110 treatment. MTX110 was administered directly into the tumour via a micro-catheter using CED with gadolinium-enhanced intra-operative MRI to guide and track drug distribution to the tumour. Patients could receive up to 12 cycles of treatment every four to eight weeks. The dose was escalated between and within patients as tolerated initially by increasing the infusion volume at a concentration of 30µM MTX110 and then with higher drug concentrations of 60µM and 90µM as the sixth and seventh dose increments, respectively.

Median overall survival based on Kaplan Meier analysis was 26.06 months. Survival was not an endpoint of the UCSF study nor was the study powered for statistical significance.

About MTX110
MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables CED at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DMG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and recurrent glioblastoma (NCT 05324501). MTX110 is delivered directly into and around the patient’s tumor via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumor to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DMG tumor cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DMG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer: tolimidone, under development as a for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

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